              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934

                    (Amendment No. _____)*

                   Capitol Multimedia, Inc.
                       (Name of Issuer)

                 Common Stock, par value $0.10
                (Title of Class of Securities)

                          140628 10 8
                        (CUSIP Number)


                           Craig Cox
             Philips Interactive Media of America
            11111 Santa Monica Boulevard, Suite 700
                Los Angeles, California  90025
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                        March 31, 1992
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- ---------------------
CUSIP NO. 140628 10 8
- ---------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philips Interactive Media of America, Inc.
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [X ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
          WC, OO
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF              825,088
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY               20,000
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON                825,088
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                         20,000
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               845,088
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.1%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

               CO
- ------------------------------------------------------------
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- ---------------------
CUSIP NO. 140628 10 8
- ---------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Philips Electronics N.V.
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [X ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
          OO, WC
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     The Netherlands
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY               845,088
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                         845,088
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
               845,088
- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                17.1%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

               CO
- ------------------------------------------------------------

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                         SCHEDULE 13D

ITEM 1.   Security and Issuer.

     This statement relates to the acquisition by Philips Interactive Media of America (formerly known as American Interactive Media, Inc. and herein referred to as "PIMA") of Common Stock, par value $.10 per share ("Common Stock"), of Capitol Multimedia, Inc. (formerly known as Capitol Video Communications, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2121 Wisconsin Avenue, N.W., Suite 300, Washington, D.C. 20007.

ITEM 2.   Identity and Background.

     This statement is being filed by Philips Electronics N.V. ("Philips"), a Netherlands corporation, and by Philips Interactive Media of America, a Delaware corporation and a wholly-owned indirect subsidiary of Philips, who together are sometimes referred to herein as the "Reporting Persons."

     Philips acts as the holding company of the Philips Group. The Philips Group is engaged primarily in the manufacture and distribution of electronic and electrical products, systems and equipment. The principal office and business address of Philips is Groenewoudseweg 1, 5621 BA, Eindhoven, The Netherlands.

     The principal office and business address of PIMA are located at 11111 Santa Monica Boulevard, Suite 700, Los Angeles, California 90025. The principal business of PIMA is the development, production and distribution of entertainment and educational software products in the compact disc interactive ("CD-I") format, CD-ROM format and other formats. All of the issued and outstanding shares of capital stock of PIMA are owned by Philips (62.6%) and by Philips Interactive Media International Limited, a wholly-owned indirect subsidiary of Philips (37.4%).

     Attached as Schedule I hereto and incorporated by reference is a list of the members of the Supervisory Board and the members of the Board of Management and the Group
Management Committee of Philips and the Directors and executive officers of PIMA. Schedule I sets forth each of such persons' name, business address, present principal occupation or employment and citizenship and the name, principal business and address of the corporation or other organization in which such employment is conducted.

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

     Schedule I also sets forth the number of shares of the Issuer's Common Stock, if any, beneficially owned by such persons described therein. The total number of such shares beneficially owned by such persons and, thereby, by the Reporting Persons is 12,500.

     During the past five years, neither the Reporting Persons nor any of their directors, executive officers or controlling persons have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.   Source and Amount of Funds or Other Consideration.

     In September 1988, PIMA and the Issuer entered into a Warrant Purchase Agreement, dated September 14, 1988 (the "Warrant Purchase Agreement"), providing for the formation of a CD-I production facility. PIMA agreed to provide funding for 50% of the equipment purchased in connection with the establishment of such facility in consideration of the right to receive one-third of the net revenue after recovery of its investment. In connection with such transaction, warrants to purchase up to 200,000 shares (subject to certain anti-dilutive provisions) of Common Stock (the "Warrants") were issued to PIMA. By letter agreement dated April 1, 1990 and by the Modification to Warrant Purchase Agreement, dated as of March 30, 1992, the Warrants were amended to provide PIMA with rights to purchase an aggregate of 285,088 shares of Common Stock.

     On July 10, 1989, the Issuer and Philips Interactive
Media Corporation, a wholly-owned indirect subsidiary of Philips ("PIMC"), entered into a joint venture agreement, dated July 10, 1989 (the "Joint Venture Agreement"), defining the terms and conditions of a joint venture to market CD-I software and hardware to the professional market in the U.S. (the "Joint Venture"). PIMC contributed $596,347 and the Issuer contributed $640,585 to the Joint Venture. PIMC funded such contribution out of its working capital. On December 31, 1991, PIMC and the Issuer entered into an Assignment and Stock Transfer Agreement (the "Assignment and Stock Transfer Agreement") whereby PIMC assigned all of its right, title and interest in the Joint Venture to the Issuer in exchange for 15% of the Common
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Stock of the Issuer (calculated on the basis of the issued and outstanding shares prior to the Issuer's initial public offering (the "Offering") plus the 900,000 shares to be sold as part of such Offering excluding any over-allotment) and payment by the Issuer to PIMC of $96,347 (which represented
50% of the Joint Venture's accounts payable to PIMC, excluding PIMC's capital contribution). On June 1, 1992, PIMC sold its ownership interest in the Issuer to PIMA for $596,347. PIMA funded such purchase out of its working capital. The effective date of the Offering was March 31, 1992. After the conclusion of the Offering, as part of the Issuer's purchase price of PIMC's interest in the Joint Venture (subsequently transferred to PIMA), PIMA was issued an additional 158,924 shares of Common Stock to maintain the Reporting Persons' 15% ownership interest in the Issuer, resulting in the ownership by the Reporting Persons of an aggregate of 540,000 shares of Common Stock.

     On April 8, 1993, PIMA exercised Warrants to purchase 125,000 shares of Common Stock at an exercise price of $6.25 per share. On February 8, 1994, the Reporting Person exercised the remainder of the Warrants (the "February Exercise") to purchase 108,919 shares of Common Stock at an exercise price of $3.21 per share and 51,169 shares of Common Stock at an exercise price of $3.59 per share. The purchase price for all shares issued upon exercise of Warrants was paid out of the working capital of PIMA.

ITEM 4.   Purpose of Transaction.

     The Reporting Persons acquired the shares of Common Stock for investment purposes. All of such shares are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended.

     Notwithstanding the foregoing, the Reporting Persons reserve the right to dispose of some or all of the shares of Common Stock, to maintain margin accounts with respect to the Common Stock and to acquire additional shares of Common Stock in the open market or in privately negotiated transactions to or from third parties or otherwise, although it is not the present intention of the Reporting Persons to acquire additional shares of Common Stock. Pursuant to the terms of the Warrant Purchase Agreement, dated September 14, 1988, the Reporting Persons have obtained certain "piggy-back" registration rights with respect to the 285,088 shares of Common Stock acquired by them pursuant to the exercise of the Warrants.

     Except as set forth above, the Reporting Persons have no present plan or proposal required to be described in

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Item 4 of Schedule 13D.  The possible activities of the
Reporting Persons enumerated herein are subject to change at any time as the Reporting Persons intend to review the investment in the Issuer on a continuing basis and may increase or decrease such investment.

ITEM 5.   Interest in Securities of the Issuer.

     Beneficial Ownership.

     As of the date hereof, the Reporting Persons beneficially owned a total of 845,088 shares of Common Stock, constituting approximately 17.1% of the 4,930,425 shares of Common Stock outstanding as disclosed in the Issuer's Annual Report on Form 10-KSB for the annual period ended March 31, 1994 as adjusted for the issuance of shares pursuant to the February Exercise. PIMA has sole power to vote or direct the vote and to dispose or to direct the disposition of 825,088 of the shares of Common Stock beneficially owned by the Reporting Persons.
PIMA has shared power to vote or direct the vote and to dispose or to direct the disposition of 12,500 of the shares of Common Stock beneficially owned by the Reporting Persons. As the ultimate parent entity of PIMA, Philips is deemed to be the beneficial owner of the 837,588 shares of Common Stock beneficially owned by PIMA.

     Transactions Within the Past 60 Days.

     During the past 60 days, the Reporting Persons have not acquired any shares of Common Stock.

     Right to Receive Certain Funds.

     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which the Reporting Persons may be deemed to beneficially own.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Securities of the Issuer.

     The Reporting Persons have certain registration rights with respect to the shares of Common Stock acquired by them pursuant to the exercise of the Warrants, which rights are more fully described in the response to Item 4 hereto.

     In connection with the acquisition by the Issuer of PIMA's interest in the Joint Venture, and pursuant to the provisions of the Assignment and Stock Transfer Agreement, dated December 31, 1991, PIMA obtained the right to nominate for election one member to the Issuer's Board of Directors. Nobel Investment Co. has agreed to use its best effort, including voting any stock of the Issuer, to cause the Philips nominee to be elected and continue in office as a Director of the Issuer. Likewise, Philips has also agreed to vote its shares in favor of Nobel Investment Co.'s nominee to the Issuer's Board of Directors through March 30, 1997.

     To the best knowledge of the Reporting Persons, other than as set forth in the preceding paragraph and the agreements referred to therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer. The summaries of certain provisions of agreements referred to herein do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the agreements incorporated by reference herein.

ITEM 7.   Materials to be Filed as Exhibits.

1. Warrant Purchase Agreement, dated September 14, 1988, by and between American Interactive Media, Inc. and Capitol
     Video Communications, Inc.

2.   Amendment to Letter Agreement, dated April 1, 1990.

3.   Supplement to Amended Letter Agreement, dated April 1,
     1990.

4.   Assignment and Stock Transfer Agreement, dated
     December 31, 1991.

5.   Modification to Warrant Purchase Agreement, dated
     March 30, 1992.

                          SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1994


PHILIPS INTERACTIVE MEDIA OF AMERICA


By:  /s/ Craig C. Cox
   Name:   Craig C. Cox
   Title:  Senior Vice President,
           Treasurer and Chief
           Financial Officer

                          SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 29, 1994


PHILIPS ELECTRONICS N.V.


By:  /s/ J.D. Timmer               By:  /s/ D.G. Eustace
Name:   J. D. Timmer               Name:   D. G. Eustace
Title:  President                  Title:  Executive
                                           Vice-President

                          SCHEDULE I


     The following sets forth certain information as to the directors and executive officers of Philips Interactive Media of America:


 NAME:                      SCOTT C. MARDEN

 Position:                  Chairman of the Board, Director

 Business Address:          Philips Interactive Media of
                            America
                            11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California  90025

 Principal Occupation:      President and CEO of Philips
                            Media

 Employer:                  Philips Media

 Employer's Address:        825 8th Avenue, 25th Floor
                            New York, New York 10019

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    U.S.A.

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        12,500


 NAME:                      JOHN HAWKINS

 Position:                  Director

 Business Address:          Philips Interactive Media of
                            America
                            11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California  90025

 Principal Occupation:      President and General Manager
                            Philips Media Management
                            Information Systems and
                            President, Philips Media
                            Distribution

 Employer:                  Philips Media Management
                            Information Systems


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

 Employer's Address:        Building SFH 6
                            P.O. Box 80002
                            5600 JB Eindhoven
                            Netherlands

 Principal Business of      Media Development and
 Employer:                  Distribution

 Country of Citizenship:    United Kingdom

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      MARC SEVENANS

 Position:                  Director

 Business Address:          Philips Interactive Media of
                            America
                            11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California  90025

 Principal Occupation:      Chief Financial Officer, Philips
                            Media

 Employer:                  Philips Media

 Employer's Address:        188 Tottenham Court Road
                            London W1P 9LP
                            England

 Principal Business of      Media Development and
 Employer:                  Distribution

 Country of Citizenship:    Belgium

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      CRAIG C. COX

 Business Address:          Philips Interactive Media of
                            America
                            11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California  90025

 Position:                  Senior Vice President, Finance
                            and Administration and Chief
                            Financial Officer

 Principal Occupation:      Senior Vice President, Finance
                            and Administration and Chief
                            Financial Officer

 Employer:                  Philips Interactive Media of
                            America

 Employer's Address:        11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California 90025

 Principal Business of      Software development and
 Employer:                  distribution

 Country of Citizenship:    U.S.A.

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        7,500


 NAME:                      BRADFORD C. AUERBACH

 Business Address           Philips Interactive Media of
                            America
                            11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California  90025

 Position:                  Vice President of Business
                            Affairs, General Counsel and
                            Secretary

 Principal Occupation:      Vice President of Business
                            Affairs, General Counsel and
                            Secretary

 Employer:                  Philips Interactive Media of
                            America

 Employer's Address:        11111 Santa Monica Boulevard
                            Suite 700
                            Los Angeles, California  90025

 Principal Business of      Software development and
 Employer:                  distribution

 Country of Citizenship:    U.S.A.

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0

 The following sets forth certain information as to the directors and executive officers of Philips Electronics N.V.


 NAME:                      F.A. MALJERS

 Position:                  Chairman of the Supervisory Board
                            and Chairman of the Board of Dr.
                            A.F. Philips Stichting

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Supervisory Board
                            and Chairman of the Board of Dr.
                            A.F. Philips Stichting

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      A. LEYSEN

 Position:                  Vice Chairman of the Supervisory
                            Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      President of the Board of
                            Directors

 Employer:                  Agfa-Gevaert

 Employer's Address:        Septestraat 27, Mortsel, Belgium

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    Belgium
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

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      SIR PETER CAREY

 Position:                  Secretary of the Supervisory
                            Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Retired

 Employer:                  N/A

 Employer's Address:        N/A

 Principal Business of      N/A
 Employer:

 Country of Citizenship:    United Kingdom

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      F.X. ORTOLI

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      President Director General

 Employer:                  Compagnie Francaise des Petroles
                            Total

 Employer's Address:        24 Cours Michelet, 92800-
                            Puteaux, France

 Principal Business of      Petroleum Exploration
 Employer:

 Country of Citizenship:    France

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0

 NAME:                      M. KUILMAN

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Retired

 Employer:                  N/A

 Employer's Address:        N/A

 Principal Business of      N/A
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      J.F. BENNETT

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Retired

 Employer:                  N/A

 Employer's Address:        N/A

 Principal Business of      N/A
 Employer:

 Country of Citizenship:    U.S.A.

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      P.G. GYLLENHAMMER

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Board

 Employer:                  A.B. Volvo

 Employer's Address:        S-405 08 Goteborg, Sweden

 Principal Business of      Automobile Manufacturing
 Employer:

 Country of Citizenship:    Sweden

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      W. HILGER

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Board of Hoechst
                            A.G.

 Employer:                  Hoechst A.G.

 Employer's Address:        Bruningstrasse 64, 6230
                            Frankfurt/Main, Germany

 Principal Business of      Chemical Manufacturing
 Employer:

 Country of Citizenship:    Germany

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      G. JEELOF

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Retired

 Employer:                  N/A

 Employer's Address:        N/A

 Principal Business of      N/A
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0




 NAME:                      L.C. VAN WACHEM

 Position:                  Member of the Supervisory Board

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Retired

 Employer:                  N/A

 Employer's Address:        N/A

 Principal Business of      N/A
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      J.D. TIMMER

 Position:                  President and Chairman of the
                            Board of Management and the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      President and Chairman of the
                            Board of Management and the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      F.P. CARRUBBA

 Position:                  Executive Vice-President, Member
                            of the Board of Management and
                            the Group Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Executive Vice-President and
                            member of the Board of Management
                            and the Group Management
                            Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      D.G. EUSTACE

 Position:                  Executive Vice-President/Chief
                            Financial Officer, Member of the
                            Board of Management and the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Executive Vice-President/Chief
                            Financial Officer, Member of the
                            Board of Management and the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Countries of               United Kingdom, Canada
 Citizenship:

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      H. BODT

 Position:                  Executive Vice-President, Member
                            of the Board of Management and
                            the Group Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Executive Vice-President and
                            member of the Board of Management
                            and the Group Management
                            Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      P.J. EVERAERT

 Position:                  Executive Vice-President, Member
                            of the Board of Management and
                            the Group Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Executive Vice-President, Member
                            of the Board of Management and
                            the Group Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        c/o Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    U.S.A.

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      W. DE KLEUVER

 Position:                  Chairman of the Management
                            Committee of the Components
                            Division and Member of the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Management
                            Committee of the Components
                            Division and Member of the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      T. MEYER

 Position:                  Member of the Group Management
                            Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Member of the Group Management
                            Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    Switzerland

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      C. BOONSTRA

 Position:                  Chairman of the Management
                            Committee of the Lighting
                            Division and Member of the Board
                            of Management and the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Management
                            Committee of the Lighting
                            Division and Member of the Board
                            of Management and the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      A.M. LEVY

 Position:                  Chief Executive Officer of
                            PolyGram N.V. (a majority-owned
                            subsidiary of Philips Electronics
                            N.V.) and Member of the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Member of the Group Management
                            Committee and Chief Executive
                            Officer of Polygram N.V.

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    France

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0



 NAME:                      M.P. MOAKLEY

 Position:                  Chairman of the Management
                            Committee of the Medical Systems
                            Division and Member of the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Management
                            Committee of the Medical Systems
                            Division and Member of the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    U.S.A.

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0

 NAME:                      L.G. NYBERG

 Position:                  Chairman of the Management
                            Committee of the Communication
                            Systems Division and Member of
                            the Group Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Management
                            Committee of the Communication
                            Systems Division and Member of
                            the Group Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    Sweden

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      J.C. TOLLENAAR

 Position:                  Member of the Group Management
                            Committee and Chairman of the
                            Management Committee of the Sound
                            & Vision Division

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Member of the Group Management
                            Committee and Chairman of the
                            Management Committee of the Sound
                            & Vision Division

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands
 Principal Business of
 Employer:                  Manufacturing Organization

 Country of Citizenship:    The Netherlands

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      K. KENNEDY

 Position:                  Chairman of the Management
                            Committee of the Domestic
                            Appliances and Personal Care
                            Division and Member of the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Management
                            Committee of the Domestic
                            Appliances and Personal Care
                            Division and Member of the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of
 Employer:                  Manufacturing Organization

 Country of Citizenship:    United Kingdom

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0


 NAME:                      D.J. DUNN

 Position:                  Chairman of the Management
                            Committee of the Semiconductors
                            Division and Member of the Group
                            Management Committee

 Business Address:          c/o Philips Electronics N.V.
                            Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Occupation:      Chairman of the Management
                            Committee of the Semiconductors
                            Division and Member of the Group
                            Management Committee

 Employer:                  Philips Electronics N.V.

 Employer's Address:        Groenewoudseweg 1, 5621 BA
                            Eindhoven, The Netherlands

 Principal Business of      Manufacturing Organization
 Employer:

 Country of Citizenship:    United Kingdom

 Number of shares of
 Issuer's Common Stock
 beneficially owned:        0